Text of Preliminary filing to SEC June 2010, as revised April 22 2010

This is a revision of the PREC14A filing by Peter Lindner of 2009-06-16
19:04:50



April 22, 2010

Preliminary Proxy Solicitation Material -- Contested
Solicitation * Schedule 14A
Filing Table of Contents
Document/Exhibit Description Pages Size

 1: PREC14A Peter Lindner 1st Draft of Proxy
 2: PRRN14A Peter Lindner 2nd Draft of Proxy

PREC14A 1 draftproxy.htm FIRST DRAFT OF NON-MANAGEMENT
PRRN14A  SECOND DRAFT
PROXY
SCHEDULE 14A INFORMATION
(Rule 14A-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934
Filed by the Registrant [ ]
Filed by a Party other than the Registrant [X]
Check the appropriate box:

[X] Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only
(as permitted by Rule 14a-6(e)(2))
[ ] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to Rule 14a-12

IBM COMPANY

(Name of Registrant as Specified In Its Charter)
PETER LINDNER

(Name of Person(s) Filing Proxy Statement, if other than
The Registrant)

Payment of Filing Fee (Check the appropriate box):

[X] No fee required.

[ ] Fee computed on the table below per Exchange Act Rule
14a-6(i)(1)and 0-11.
 (1) Title of each class of securities to which transaction
applies:
 (2) Aggregate number of securities to which transaction
applies:
 (3) Per unit price or other underlying value of
transaction
computed pursuantto Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):
 (4) Proposed maximum aggregate value of transaction:
 (5) Total fee paid:
[ ] Fee paid previously with preliminary materials.
[ ] Check box if any part of the fee is offset as provided
By Exchange Act Rule 0- 11(a)(2) and identify the filing for which the Offsetting fee was paid previously. Identify the previous filing by Registration statement number, or the Form or Schedule and the date of Its filing.
(1) Amount Previously Paid:
(2) Form, Schedule or Registration Statement No.:
(3) Filing Party:
(4)
Date Filed:

PRELIMINARY COPY, SUBJECT TO COMPLETION
DATED MARCH 27, 2010
PROXY STATEMENT OF
PETER LINDNER
IN CONNECTION WITH THE
2010 ANNUAL MEETING OF STOCKHOLDERS
OF
IBM COMPANY


INTRODUCTION
  This Proxy Statement (the "Proxy Statement") and the accompanying form of Proxy are being furnished by Peter Lindner ("Mr. Lindner") to the stockholders (the "Stockholders") of the IBM Company (the "Company" or "IBM") in connection with his solicitation of proxies to be voted at IBM's 2010 Annual Meeting of Stockholders (the "Annual Meeting"). IBM has announced that the Annual Meeting will be held on Tuesday, April 27, 2010, at 10:00 a.m. local time at:

Milwaukee, WI

This Proxy Statement and form of Proxy was to be mailed to Stockholders on or about April 10, 2010, but was not due to problems.

 Mr. Lindner is soliciting proxies from fellow Stockholders and fellow former Employees to elect Mr. Lindner to the Board of Directors of IBM (the "Board") at the Annual Meeting. Mr. Lindner is asking Stockholders to enact a Shareholder Proposal (the "Proposal") on revising IBM's Code of Conduct (the "Code") with regard to the socially significant issue of discrimination, especially to include the Sedona Conference Principles on ESI (electronically
stored information) in native format.   In EEOC (Equal Employment Opportunity
Commission) cases which have to do with discrimination, FRCP 26 deals with a company turning over ESI (e.g. emails) before "Discovery" begins. FRCP stands for Federal Rules of Civil Procedure. In my lawsuit against IBM in the Southern District of New York (SDNY), entitled Lindner v IBM, et al 06cv4751, IBM did not turn over any information in electronic form, in order to make the data completely on paper and unsearchable. This flies in the face of 100 years of data processing and completely against the principles which IBM and its employees stand for. In other words, IBM did not give me emails except on paper, so that I could not search them. Moreover, when IBM responded in June 2009 that no other emails were available that were relevant, I gave IBM an email from an IBM'er to me that mentions that my prospective employer talked to IBM; in other words, a very relevant email. IBM neither corrected their filing to the federal Judge nor did they include similar emails over to me.

If IBM disregards laws approved by the US Supreme Court in December 2006 on requiring electronically stored information (ESI) to be turned over, then surely few other companies in the US will obey the law. IBM should lead by example.

Just like the law of the US prohibits discrimination by race, religion, and sex, and IBM repeats that IBM will follow those laws in their IBM Code of Conduct, IBM should now also include that IBM will follow those laws regarding email and electronically stored information (ESI) in their IBM Code of Conduct. The Sedona Conference goes further, and common sense dictates that when a document is in Microsoft Word or in Microsoft Excel, it should not be turned into a fax or into a PDF (Adobe Portable Document Format) so that it is unsearchable, but should be turned over in its original format, called "native" format. To give an example, if you do a printout of a spreadsheet, it is not the same as turning over the spreadsheet so that it can be used in Excel and its formulas checked for correctness. Currently, IBM turns over printouts of spreadsheets, and printouts of emails, which lose the authenticating data (metadata) that indicate when the file was created, by whom, and what alterations were made.

Sometimes (and I have been wrong about this in the past), there is a new wave sweeping across the country for a revision of ethics. I wish IBM to lead the country in having a good code of conduct, rather than have incidents occur periodically that cause pain, embarrassment, and social/financial disorder - which has happened in the US Congress and in companies such as Enron.





WHY YOU SHOULD ADD / HAVE ADDED LINDNER TO THE BOARD OF DIRECTORS

* Mr. Lindner was unable to file for the Board of Directors on time. Part of the reason stemmed from Mr. Lindner's allegations that IBM tampered with witnesses of Mr. Lindner in June 2009. When Mr. Lindner wrote to both a US federal judge and to a federal law enforcement officer about this possible crime, someone in the SDNY Pro Se Office and/or IBM and/or someone in the Court System (including US District Judge Sullivan or his staff) allegedly violated 18 USC section 1512 (b)(3), by hindering, delaying or attempting to influence witnesses and/or victims, and delaying or hindering transmission of such information to the federal law enforcement officer by a threat.
Looking into the public record on PACER (Public Access to Court Records) for the case 06cv4751, USDJ Sullivan did threaten Mr. Lindner with Contempt of Court in October 2009 through December 2009 for writing said letter to the SDNY US Marshal, which in the layman's opinion of Mr. Lindner is a crime punishable by up to 20 years imprisonment of such people who tamper or threaten or delay communications on possible federal crimes to federal law enforcement officers. The Pacer record number is Document 130 Oct 7 2009 06 cv 4751 USDJ Sullivan.

* In Mr. Lindner's opinion, the current Code may not be working.
EMAILS NOT TURNED OVER

* It certainly did not work for Mr. Lindner when Mr. Lindner did not get emails on a Compact Disk (CD), but instead got a batch of paper. Moreover, IBM wrote a federal Judge (Magistrate Judge Eaton in SDNY) that all relevant emails were turned over to Mr. Lindner, but did not include one of a critical number of emails that related to conversations / emails / visits / phone calls between IBM and Mr. Lindner's prospective employer Wunderman Associates. Mr. Lindner showed one such omitted email from Mr. Ron Janik to Mr. Lindner saying that Wunderman did talk to Mr. Janik about employing Mr. Lindner, and IBM still would not turn over that email, nor retract their (false or misleading) statement to the federal judge in NY State, nor explain how that email was not found, nor did they search for backup tapes to recover that and similar emails. First of all, IBM may have made an inadvertent mistake, but when IBM did not correct that error, then it raises the twin (illegal) possibilities of deliberate destruction of data and of an attorney's intent to deceive the Court which is a crime in NY State under NY Judiciary Law section 487 (a criminal misdemeanor). Mr. Lindner re-iterates that Mr. Lindner is not a lawyer, and cannot provide legal advice, nor can Mr. Lindner say assuredly that those actions by IBM are possibly a crime, but Mr. Lindner felt they were crimes and acting upon that belief, Mr. Lindner's communications were hindered and/or delayed.

POSSIBLE WITNESS TAMPERING

* Mr. Lindner was given assurances by IBM's attorney Ray Lauri, Esq. of JacksonLewis LLP that Mr. Lindner could subpoena third party witnesses. Mr. Lindner did so the following week in June 2009, and wrote the prospective witnesses as is mentioned in the SDNY Pro Se Manual to do prior to issuing a subpoena for testimony and / or records. IBM however with 24 hours of that email, got a ruling from a judge, and then wrote all of Mr. Lindner's witnesses, which is in violation of the Magistrate Judge's rules, which require all discovery disputes to be handled by writing them up, and forwarding them to the Judge for a resolution. Despite Mr. Lindner warning IBM not to contact Mr. Lindner's witnesses, some 12 hours later IBM emailed all of them. Mr. Lindner was astounded at the blatant attempt to influence witnesses, and then contacted a few witnesses (vendors to IBM) to see if they were affected by the email from their customer IBM, which is the largest computer firm in the USA, and a necessary source of revenue for a computer vendor who wishes to stay alive (not bankrupt) during the recession of 2008-2009. One witness was a headhunter, who remarked that he/she had done no business in 6 months due to the lack of hiring by big firms. Another one of the witnesses said she/he was relieved by IBM's email to him/her in June 2009 that Mr. Lindner has no subpoena power, and that he/she felt that relief that since he/she would not have to get involved and risk IBM's vendor relationship with his/her firm. Under 18 USC section 1512 (e) the sole reason to contact a potential witness is to ask them to tell the truth, while IBM allegedly told a US Marshal that IBM's reason to write all of Peter Lindner's witnesses in June2009 was to make those witnesses aware that they were or would not be under legal obligation (e.g. via subpoena) to testify or turn over records. In Mr. Lindner's view, this was tampering with a witness, as defined by 18 USC section 1512 (b).

ELECTRONICALLY STORED INFORMATION (ESI) AND PERSONNEL RECORDS

* Mr. Lindner believes there is no stronger message that can be sent to The Company's Board and management this year than dual approval of a shareholder resolution to fix the Code and (had Mr. Lindner filed in time) to install Mr. Lindner to ensure that this task is done. The Code of Conduct must be fixed to include that IBM, as a leader in the field of computers, should follow federal laws and turn over all email (and ESI) to their oppositions as required in a similar way to IBM stating that IBM will follow laws on hiring without regard to race, religion (etc.). To set a stake in the ground, IBM should immediately follow that example which is codified in the Southern District of New York (SDNY) documents on discovery, which is on the SDNY website under Forms, as of December 2009 as "Plaintiff's Interrogatories & Request for Production of Documents - Employment Discrimination Cases":

http://www1.nysd.uscourts.gov/cases/show.php?db=forms&id=67

This is a 2 page form which defines what Personal Records are, and what electronically stored information encompasses. Here's an excerpt, and for the record, IBM turned over none of the data in electronically stored information format, and did not turn over even Mr. Lindner's personnel file:

""Personnel records" refers to any document or electronically stored information ("ESI") in any form whatsoever in the possession, custody or control of the defendant that is used, has been used, or may be used relative to plaintiff's qualifications for employment, promotion, transfer, compensation or disciplinary action. Personnel records also include any document or ESI in any form whatsoever in the possession, custody or control of a person, corporation, partnership or other entity that keeps or supplies a personnel record for the defendant. Without limiting the foregoing, all of the following documents and/or ESI constitute part of the personnel records:

      (a) plaintiff's job application
      (b) plaintiff's resume or other form of employment inquiry to defendant
      (c) defendant's offer of employment, promotion or transfer
      (d) plaintiff's performance evaluations
      (e) documents or ESI concerning any disciplinary action taken against plaintiff
      (f) awards or other documents or ESI concerning commendations for plaintiff
      (g) waivers or other written agreements between defendant and plaintiff
      (h) termination notices and letters of rejection."



WHY YOU SHOULD VOTE FOR THE LINDNER SHAREHOLDER ETHICS
PROPOSAL

* Sometimes transparency in words and deeds can have unexpected morale and financial benefits. Your clear message in this election will directly assist Mr. Lindner in convincing the directors that a change in the Code is long overdue. Mr. Lindner believes this will be the shortest path to the restoration of shareholder value and the realization of IBM's promise of ethical behavior. IBM trusts its customers to give their word and stand by it, and billions of dollars are made on that premise. It would be hypocrisy at best for IBM to give its word, yet not carry it out.

* Mr. Lindner has first hand knowledge of IBM's technology and of its operations and its culture. Mr. Lindner has spent nine years working at IBM, Travel Related Services (TRS), and IBM Bank. His resume (and much more detail) were to be on the website:

www.IBMethics.com

and / or

www.IBMtruth.com

(It stands for IBM Truth commission - the shareholder proposal to investigate whether IBM has a few or has many incidents of where the IBM Code of Conduct has been violated.) Mr. Lindner has handled mailings, reviewed credit histories of the millions of cardmembers, and potential c/m's, as well as work with mathematical modeling, risk management, securitization of our portfolio, modernization of the Banking system, and has even helped (with his manager/director) save a key product line by showing its viability/profitability.

At IBM, Mr. Lindner has worked with customer databases of several thousand customers, and even several million.

*

*

THIS SOLICITATION IS BEING MADE BY
MR. LINDNER
AND NOT ON BEHALF OF THE BOARD

Mr. Lindner is a former Senior Manager of IBM. He is an experienced computer programmer, modeler, database marking specialist - and is literate.


PLEASE DISREGARD ANY PROXY CARD YOU RECEIVE FROM
IBM.
MR. LINDNER ENCOURAGES YOU TO RETURN ONLY THE ENCLOSED
[Tan? COLOR??] PROXY CARD.

RECOMMENDATIONS IF LINDNER IS ELECTED
Unfortunately, Mr. Lindner was unable to start procedures for being a director (see above for details). The biography information is for background information and to establish Mr. Lindner's credibility. If elected, Mr. Lindner plans to make the following recommendations to the Board, which Mr. Lindner believes are in the best interests of IBM and its
Stockholders:

* Work closely with the various stakeholders at IBM - the shareholders, the employees, the customers and the vendors - to get reasonable solutions to the ethical demands in a modern business. Ethics is the fancy way of saying doing right when personal gains may say to choose a different path. Lies, pandering, obfuscation, hypocrisy - why these are the very things that the Securities and Exchange Acts sought to get rid of in the 1930's, and from those beginnings, a strong NY Stock Exchange was created, to the envy of the world. We can make money and not lose our morality or ethics. I am actually saying that perhaps we will make more money with ethical conduct than by not having ethics.

*  ESI = Electronically Stored Information.  The Sedona Conference at website

http://www.thesedonaconference.org/dltForm?did=TSC_PRINCP_2nd_ed_607.pdf

endorses the principle that data should be turned over during "e-discovery" in native format, that is to say: in the form in which the data is stored in the PC as a Microsoft Word document or a Microsoft Excel spreadsheet, instead of being converted into an image, which would make it non-searchable. The Sedona Conference writes:

     "(vi) Form of Production and Metadata. Electronically stored information is created in a form "native" to that application and computer system, together with system and application metadata.
     This electronically stored information may be produced in a variety of forms other than its "native" form."
     ["Best Practices Recommendations & Principles for Addressing Electronic Document Production," A Project of The Sedona Conference(r) Working
Group
     on Electronic Document Retention & Production (WG1), "The Sedona Principles (Second Edition," June 2007, page 8]

* This proposal is directly related to an incident that stemmed from Mr. Lindner being laid off in 2003.
That was resolved. However, Mr. Lindner alleged that IBM had spoken to a prospective employer, and in violation of Title VII of the US Civil Rights Act of
1964, and in violation of the laws of NY State and NYC, IBM retaliated against Mr. Lindner.

Moreover, when the case 06cv4751 entitled --
Peter W. Lindner v IBM, Robert Vanderheyden,
Heather Christo Higgins, John Doe #1, And John Doe #2 -- went to discovery, IBM wrote in a submission to the Magistrate Judge that some of the discovery requests require interviewing 'hundred of thousands of employees'.
And IBM suggested that it did not have any ESI (Electronically Stored Information) in all of
IBM that was responsive to the discovery request.

(This document is a letter from IBM on June 5, 2009 to Magistrate Judge Eaton, cc: Peter Lindner, and will be posted on this SEC site as a pdf, which requires that it be typed up first as per SEC filing regulations, which Mr. Lindner intends to follow.)

Surely no one in data processing believes that if IBM kept all their records -- as IBM promised -- that there is no record on any of their computers or any of their electronic storage media.

So, this shareholder proposal is to stop IBM from making such absurd statements to a Federal Court.

Furthermore, IBM was apprised the week of June 15 2009 that indeed a single document was found that proved that the prospective employer of Mr. Lindner had spoken to an IBM employee, IBM did not (as of this writing) inform the Court that it spoke wrongly.

To summarize: IBM said it had no ESI, when in fact it did.



Thoroughly investigate all instances of ethical quandaries faced by IBM over the last fifteen years. Some people say there is nothing to be done, but I say that others have faced greater problems than dealing with the ethics of an already pretty good company. Getting rid of slavery for one (okay, that was 150 years ago), resolving death squads and apartheid by having Truth Commissions, handling sexual improprieties in the US Congress, balancing the rights of poor and wealthy citizens. Let us go the extra distance and make IBM's Code of Conduct a document to be proud of, which reflects the honest aspirations of its best employees, its worthy management and directors, and of course its shareholders who care for these concerns and more. I ask for your vote for Director in IBM's Board and for the Shareholder Proposal to revise the Code of Conduct in the coming year in an open and honest fashion, using the best minds of not just IBM's constituents, but also of scholars, academics, business leaders and politicians. This will be a Code of Conduct that can work in the 21st century. No more will the powerful IBM fight just people who are racist and who do not pay their bills, but also chide and penalize those who break the honest standards set by IBM. This will not be like Enron, where Ken Lay allowed a transgression by a "top performer," thus abandoning his supposed ethics. The film "Enron: The Smartest Guys in the Room[2005]" details how this path led to Enron's ruin, and that of its hardworking employees, the community, and many hapless investors.


EVEN AFTER YOU HAVE SUBMITTED YOUR PROXY, YOU MAY CHANGE YOUR VOTE AT ANY TIME BEFORE THE MEETING BY SENDING A DULY EXECUTED PROXY WITH A LATER DATE TO _____________________ AT THE ADDRESS ON THE BACK COVER. NOMINEE FOR DIRECTOR GENERAL
 The by-laws of IBM provide that the exact number of directors shall be fixed by resolution of the Board. According to public information, the Board currently consists of ten members having one-year terms.


Peter Lindner

DATE OF
TRANSACTION AMOUNT OF COMMON SHARES PURCHASED (P) / SOLD
(S)1990-1998 34* (P)

*approximately

PETER LINDNER RECOMMENDS THAT STOCKHOLDERS VOTE IN FAVOR OF THE PETER LINDNER LISTED BELOW AND IN FAVOR OF THE ETHICS PROPOSAL AND
NOT RETURN IBM'S PROXY CARD TO IBM AND
NOT VOTE IN FAVOR OF THE NOMINEES OF IBM.

QUESTIONS CONCERNING THIS PROXY STATEMENT OR THE ENCLOSED Gold PROXY CARD SHOULD BE DIRECTED TO:
_______________________
________________________,
______________________
CALL
1-212-979-9647
____________

VOTING
 Based on public information, the Board has fixed the close of business on Febuary 27, 2010 as the record date for the determination of the Stockholders entitled to notice of and to vote at the Annual Meeting. Based the latest available public information, there were approximately 1,320 million shares of common stock outstanding on June 2009. The holders of a majority of such shares, represented in person or by proxy, shall constitute a quorum at the Annual Meeting. A quorum is necessary before business may be transacted at the Annual Meeting except that, even if a quorum is not present, the Stockholders present in person or by proxy shall have the power to adjourn the meeting from time to time until a quorum is present. Each Stockholder entitled to vote shall have the right to one vote for each share of common stock outstanding in such Stockholder's name. Directors are to be elected by a plurality of the votes cast at the Annual Meeting. With respect to any other matter that may properly be brought before the Annual Meeting, the affirmative vote of a majority of the votes cast by Stockholders entitled to vote thereon is required to take action, unless a greater percentage is required either by law or by IBM's certificate of incorporation or by-laws. In determining the number of votes cast with respect to any voting matter, only those cast "for" or "withhold authority" are included.

Abstentions will be considered present and entitled to vote at the Annual Meeting but will not be counted as votes cast. Accordingly, abstentions will have no effect on the vote. Similarly, where brokers submit proxies but are prohibited and thus refrain from exercising discretionary authority in voting shares on certain matters for beneficial owners who have not provided voting instructions with respect to such matters (commonly referred to as "broker non-votes"), those shares will be considered present and entitled to vote at the Annual Meeting but will not be counted as votes cast as to such matters and thus will have no effect on the vote. Execution and return of the enclosed Gold Proxy Card will not affect a Stockholder's right to attend the Annual Meeting and vote in person. Any Stockholder that executes and returns a Proxy Card has the right to revoke it by giving notice of revocation to the Secretary of IBM at any time before the Proxy is voted.

Unless contrary instructions are indicated on the enclosed
Gold Proxy Card, all shares of common stock represented by valid Proxies received pursuant to this solicitation (which have not been revoked as described above) will be voted

(a) in favor of the Lindner shareholder proposal to revise the IBM Code of Conduct and
(b) to vote against a director at the discretion of the Proxy holder(s), on such other business as may properly come before the Annual Meeting, including any adjournment(s) or postponements(s) thereof.

 IF YOU WISH TO VOTE FOR PETER LINDNER, YOU MUST EXECUTE AND RETURN THE ENCLOSED Gold PROXY CARD AND SHOULD NOT EXECUTE OR RETURN IBM'S PROXY CARD. DO NOT RETURN ANY PROXY CARD OTHER THAN THE Gold PROXY CARD. IF YOU RETURN MORE THAN ONE PROXY CARD THERE IS A RISK THAT YOUR SHARES WILL NOT BE VOTED AS YOU DESIRE, BECAUSE ONLY THE LATEST DATED PROXY CARD YOU SUBMIT COUNTS.

 EVEN AFTER YOU HAVE SUBMITTED YOUR PROXY, YOU MAY CHANGE YOUR VOTE AT ANY TIME BEFORE THE MEETING BY SENDING A DULY EXECUTED PROXY WITH A LATER DATE TO ______________________ AT THE ADDRESS ON THE BACK COVER. IF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK OR NOMINEE ON THE RECORD DATE, ONLY IT CAN VOTE YOUR SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS.

PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR YOUR SHARES TO BE VOTED ON THE Gold PROXY CARD FOR PETER LINDNER. YOUR VOTE AT THIS YEAR'S ANNUAL MEETING IS ESPECIALLY IMPORTANT. PLEASE SIGN AND DATE THE ENCLOSED Gold PROXY CARD AND RETURN IT IN THE ENCLOSED POSTAGE-PAID ENVELOPE PROMPTLY.

INFORMATION CONCERNING PERSONS WHO MAY SOLICIT PROXIES

Under the applicable regulations of the Securities and Exchange Commission, Mr. Lindner is deemed to be a "participant" in our solicitation of proxies. The name, business address and principal occupation of each of Mr. Lindner appears earlier in this Proxy Statement. Except as described in this Proxy Statement, neither the Participant nor any of his respective affiliates or associates (together, the "Participant Affiliates"), (i) directly or indirectly beneficially owns any securities of IBM or of any subsidiary of IBM or (ii) has had any relationship with IBM in any capacity other than as a Stockholder, with the exception of the lawsuit filed in Federal Court mentioned in the Shareholder Proposal. Furthermore, except as described in this Proxy Statement, neither the Participant nor any Participant Affiliate is a party to any transaction or series of transactions since January 1, 2006, or has knowledge of any currently proposed transaction or series of transactions, (i) to which IBM or any of its subsidiaries was or is to be a party, (ii) in which the amount involved exceeds $100,000, and (iii) in which the Participant or Participant Affiliate had or will have, a direct or indirect material interest. Except as described in this Proxy Statement, neither the Participant nor any Participant Affiliate has entered into any agreement or understanding with any person respecting any (i) future employment by IBM or its affiliates or (ii) any transactions to which IBM or any of its affiliates will or may be a party. Except as described in this Proxy Statement, there are no contracts, arrangements or understandings by the Participant or Participant Affiliates within the past year with any person with respect to any capital stock of IBM.

COST AND METHOD OF SOLICITATION
 Mr. Lindner will bear the cost of this solicitation. While no precise estimate of this cost can be made at the present time, we currently estimate that we collectively will spend a total of approximately $5,000 for our solicitation of proxies, including expenditures for attorneys, solicitors and advertising, printing, transportation and related expenses. As of June 12, 2009, we have incurred proxy solicitation expenses and legal expenses of approximately $8,000 (precise number confidential).

We expect to seek reimbursement from IBM for our expenses in connection with this solicitation. In addition to soliciting proxies by mail, proxies may be solicited in person or by telephone, telecopy, e- mail or the Internet. We will also reimburse brokers, fiduciaries, custodians and other nominees, as well as persons holding stock for others who have the right to give voting instructions, for out-of- pocket expenses incurred in forwarding this Proxy Statement and related materials to, and obtaining instructions or authorizations relating to such materials from, beneficial owners of Company capital stock. We will pay for the cost of these solicitations, but these individuals will receive no additional compensation for these solicitation services. We have retained the proxy solicitation firm of ADP at customary fees, plus reasonable out- of-pocket expenses, to participate in the solicitation of proxies and revocations, up to $1,000. We also have agreed to indemnify _________________ against certain liabilities and expenses.



We estimate that no employees of IBM will be involved in the solicitation of proxies on my behalf.

ADDITIONAL INFORMATION

Certain information regarding common stock held by IBM's directors, nominees, management and 5% stockholders is contained in IBM's proxy statement and is incorporated herein by reference.

Information concerning the date by which proposals of security holders intended to be presented at the next annual meeting of stockholders of IBM must be received by IBM for inclusion in IBM's proxy statement and form of proxy for that meeting is also contained in IBM's proxy statement and is incorporated herein by reference. We assume no responsibility for the accuracy or completeness of any information contained herein which is based on, or incorporated by reference to, IBM's proxy statement.

PETER LINDNER

[June 22, 2009]

IMPORTANT

PLEASE REVIEW THIS DOCUMENT AND THE ENCLOSED MATERIALS
CAREFULLY.
YOUR VOTE IS VERY IMPORTANT, NO MATTER HOW MANY OR HOW FEW
SHARES OF COMMON STOCK YOU OWN.
1. If your shares are registered in your own name, please sign, date and mail the enclosed Gold Proxy Card to _____________________. in the postage- paid envelope provided today.

2. If you have previously signed and returned a proxy card to IBM., you have every right to change your vote. Only your latest dated card will count. You may revoke any proxy card already sent to IBM Inc. by signing, dating and mailing the enclosed Gold Proxy Card in the postage- paid envelope provided. Any proxy may be revoked at any time prior to the 2010 Annual Meeting by sending a new proxy card to ________________________ or the Secretary of IBM, Inc., or by voting in person at the 2010 Annual Meeting.

3. If your shares are held in the name of a brokerage firm, bank nominee or Other institution, only it can sign a Gold Proxy Card with respect to your shares and only after receiving your specific instructions. Accordingly, please sign, date and mail the enclosed Gold Proxy Card in the postage- paid envelope provided, and to ensure that your shares are voted, you should also contact the person responsible for your account and give instructions for a Gold Proxy Card to be issued representing your shares.

4. After signing the enclosed Gold Proxy Card do not sign or return IBM's proxy card unless you intend to change your vote, because only your latest dated proxy card will be counted.

If you have any questions about giving your proxy or require assistance, please call Mr. Lindner at

____________________________
1-212-979-9647

Moreover, the websites mentioned above are not yet operational:
www.IBMTruth.com
and
www.IBMethics.com

will have additional documents, evidence, transcripts, etc, subject only to what IBM can get the Court to disallow, as IBM has tried in the past (and succeeded in April 2007) to stop me from speaking at the Shareholder Meeting, and has tried again this year to stop me (details upon request).


IN OPPOSITION TO THE BOARD OF DIRECTORS OF
IBM COMPANY
PROXY FOR THE 2010 ANNUAL MEETING OF STOCKHOLDERS
THIS PROXY IS SOLICITED ON BEHALF OF PETER LINDNER

The undersigned hereby appoints Peter Lindner as proxy for the undersigned with full power of substitution, to vote all shares of beneficial interest of IBM, Inc. (the "Company") which the undersigned is entitled to vote at IBM's 2010 Annual Meeting of Stockholders, and any postponements or adjournments thereof, hereby revoking all prior proxies, on the matters set forth below as follows:

 PETER LINDNER RECOMMENDS A VOTE FOR SHAREHOLDER ETHICS PROPOSAL 5. THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED. IF A CHOICE IS NOT SPECIFIED, THE PROXY WILL BE VOTED FOR THE NOMINEE LISTED BELOW.

[X] Please mark your votes as in this example.
1. Update IBM's Code of Conduct to follow laws to include giving electronically stored information (e.g. emails) in native format to EEOC cases and establish a Truth Commission to make such changes effective:

[ ]FOR Shareholder Ethics Proposal (except as marked below)
* WITHHOLD AUTHORITY for all nominees
* FOR AUTHORITY for CERTAIN nominees

(INSTRUCTION: To withhold authority to vote for one or more nominees, mark FOR above and print the name(s) of the person(s) with respect to whom you wish to withhold authority OR for other nominees in the space provided below.)

________________________________________________________


_______________________________________________________


2. To act upon any other matters that may properly come before the meeting.

 PLEASE MARK YOUR VOTES (ON REVERSE SIDE), SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED POSTAGE-PAID ENVELOPE.

 Please sign exactly as your name appears on this Proxy. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give your full title. If a corporation, please sign in full corporate name by President or other authorized officer.
If a partnership, please sign in partnership name by the authorized person.

Date: April ________, 2010

______________________________

Signature of Stockholder

_______________________________

Signature of Stockholder

Dates Referenced Herein and Documents Incorporated By
Reference
This PRRN14A Filing

Date

Other Filings